Liquid Media Group Subsidiary Continues to Grow Cloud-based DCP Delivery Platform, Adding 100 New Exhibitors

VANCOUVER, British Columbia, August 11, 2023 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the continuing growth of subsidiary Digital Cinema United (“DCU”)’s cloud based electronic delivery platform, DCU connect, with the addition of 100 new Exhibitors.  As DCU continues to to rollout DCU connect in theaters in North America, including Apple Cinemas, Cinepolis USA, Classic Cinemas, Faraway Entertainment, Flix Brewhouse, Galaxy Theatres, Gateway Film Center, iPic Theaters, Laemmle Theatres, Landmark Cinemas of Canada, Lark Theater, LOOK Cinemas, Mary D. Fisher Theater, Studio Movie Grill, as well as Caribbean Cinemas and numerous independent theaters in the Caribbean islands. With the addition of these Exhibitors, there are now over 1,500 theaters in the Americas that have joined the DCU Connect electronic delivery network.

DCU’s DCP delivery platform only requires an installation of the software needed. The software installation can be carried out remotely in 10 mins and involves no hardware; the platform currently fully integrates with numerous TMS/LMS systems which include Arts Alliance Media’s Screenwriter, GDC, Rosetta Bridge and Cinema ACE. Relied upon by over 15,000 screens worldwide, the platform has been lauded for its affordability, reliability, and customization opportunities, by Exhibitors of all sizes.

“Digital Cinema United’s rollout strategy of DCU Connect has been well received by both the theatrical exhibition and film distribution community,” said Ronnie Ycong, the Executive Vice President and General Manager of Digital Cinema United, Americas. “As DCU Connect continues to expand across North America and the Caribbean, it will provide an easy, reliable, and more cost-effective DCP delivery network for the entire theatrical industry.”

About Digital Cinema United:

Digital Cinema United (DCU), a Liquid Media Group company, is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

Additional information is available at https://digitalcinemaunited.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com